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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                          For the month of April, 2003

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
                (Translation of registrant's name into English)

                          Baiyun International Airport
                     Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.  X       Form 40-F.
               -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.           No.  X
         -----         -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)
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     China Southern Airlines Company Limited (the "Company") on April 16, 2003
published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the recent conditions relating to the public concerns over the outbreak of atypical pneumonia in Hong Kong and Far East regions. A copy of each of the announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

               [CHINA SOUTHERN AIRLINES COMPANY LIMITED GRAPHIC]

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board of Directors of the Company has noted the recent conditions relating to the public concerns over the outbreak of atypical pneumonia in Hong Kong and Far East regions. The Board would like to state that it has taken a number of precautionary measures to tackle the potential spread of atypical pneumonia on its airlines and at all contact points with its passengers, in accordance with the guidelines issued by the Hygiene Department of the Chinese Government. As of today, although there is a reduction in demand by passengers, there is no significant cancellation of flights of the Group as a result of the atypical pneumonia incident.

The Board of Directors will continuously monitor the development of the Recent Incident and its impact on the Group's business performance, and will ensure that a press announcement will be made if further developments relating to the Recent Incident result in price sensitive information that needs to be disclosed pursuant to paragraph 2 of the Listing Agreement.

The Directors of China Southern Airlines Company Limited (the "Company", and together with its subsidiaries, the "Group") note the recent conditions relating to the public concerns over the outbreak of atypical pneumonia in Hong Kong and Far East regions (the "Recent Incident").

The Board of Directors would like to state that:

1. in accordance with the general guidelines issued by the Hygiene Department of the Chinese Government, the Company has implemented a number of precautionary measures to tackle the potential spread of atypical pneumonia on its airlines and at all contact points with its passengers. These precautionary measures include: (i) the setting up of a contingency working committee to liaise with the relevant Government authorities in tackling the spread of atypical pneumonia, (ii) regular sanitization of all contact points with the passengers, (iii) provision of face masks, protective gloves and relevant medication on its airlines for use by its passengers and working staff; (iv) requiring on duty staff to enquire the passengers whether they have any similar symptoms of atypical pneumonia before boarding the airlines; (v) dissemination of brochures to passengers and working staff regarding precautionary measures to be taken by individuals to prevent contracting with atypical pneumonia;

2. as of today, although there is a reduction in demand by passengers, there is no significant cancellation of flights of the Group as a result of the Recent Incident;

3. continued persistence of the Recent Incident could have a negative impact on the Group's business operations and financial position;

4. given the rapidly changing conditions of the Recent Incident, the Board of Directors is currently unable to assess with certainty the extent of its negative impact on the Group's business operations and financial position;

5. the Board of Directors will continuously monitor the development of the Recent Incident and its impact on the Group's business performance, and will ensure that a press announcement will be made if further developments relating to the Recent Incident result in price sensitive information that needs to be disclosed pursuant to paragraph 2 of the Listing Agreement.

                                                           By order of the Board
                                                                 Su Liang
                                                             Company Secretary

Guangzhou, the People's Republic of China
April 15, 2003
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                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                           By  /s/ Su Liang
                                               --------------------------
                                               Name:  Su Liang
                                               Title: Company Secretary


Date: April 17, 2003